                                   EXHIBIT 4.5

                        Placement Agent Letter Agreement

March 1st, 2000

DELTA CAPITAL TECHNOLOGIES INC.
#255 - 999 8th Street SW
Calgary, T2R 1J5

ATTENTION:  MR. PAUL DAVIS - PRESIDENT

Dear Paul:

Further to our meetings over the past few weeks, we understand that Delta Capital Technologies Inc. (hereinafter referred to as "Delta Capital Technologies" or the "Company") is desirous of receiving strategic advice pursuant to its growth strategy. We further understand that Delta Capital Technologies is looking to Traction Capital for said assistance.

The purpose of this letter is to confirm that you agree to appoint Traction Capital and Traction Capital agrees to act as Delta Capital Technologies's financial advisor to assist Delta Capital Technologies in the strategic analysis of the options available to it regarding its growth strategy. The activity to be undertaken will initially involve raising capital through an equity issue and thereafter Traction Capital's advisory services pursuant to the development of a strategic analysis regarding the Company's next equity issue and its approach regarding potential mergers, acquisitions - corporate or asset, amalgamations or some other as yet unidentified methodology). (the "CONTEMPLATED TRANSACTION").

By its acceptance of this letter, the Company hereby appoints Traction Capital, and Traction Capital agrees to act as the financial advisor to the Company in connection with a Contemplated Transaction on the terms and subject to the conditions set forth below.

1. The engagement of Traction Capital shall be for a period of 6 months commencing on March 1st, 2000, (from which date this letter agreement shall be deemed to be effective), unless extended by mutual agreement of the Company and Traction Capital or terminated earlier by Delta Capital Technologies or Traction Capital upon giving 30 days written notice to that effect to the other party; provided, however, that if this agreement is terminated by Delta Capital Technologies, Traction Capital will be entitled to the fees set forth in subparagraph 3 hereof in the event that at any time prior to the expiration of 12 months after the termination or expiry of this letter agreement any Contemplated Transaction that Traction Capital has provided advisory services thereon, is consummated.

2. Traction Capital will provide the following financial advisory services to the Company in connection with the Contemplated Transaction:

       a. We will solicit prospective purchasers of securities in the Company and will assist in the negotiation and sale of said securities.

       b. We will familiarize ourselves to the extent we consider appropriate and feasible with the current business, operations, properties, financial condition and strategic opportunities available to the Company;

       c. We will strategically develop a proposal pursuant to the Company's next equity issue.

       d. We will strategically develop a proposal pursuant to the Company's growth strategy via mergers and acquisitions.

       e. We will make a presentation to the Board of the Company or subcommittee therein regarding items c. and d. above,

       f. We will provide such other services as the Company and Traction Capital mutually agree are appropriate in the circumstances.

3. For Traction Capital's services hereunder, Delta Capital Technologies agrees to pay Traction Capital a one-time marketing fee of $7,500 plus $5,000 per month for three months thereafter. In addition, in respect of the successful completion of the Contemplated Transaction, or any transaction related thereto the Company agrees to pay a success fee of 8% on the Aggregate Consideration received by the Company or its shareholders in respect of the successful completion of the Contemplated Transaction. Any or all fees due herein proposed will be payable upon closing (in whole or in part) of the Contemplated Transaction.

4. Delta Capital Technologies would also be required to reimburse Traction Capital for all reasonable out-of-pocket expenses incurred by Traction Capital pursuant to its activities regarding a Contemplated Transaction. Any travel expenses would be pre-approved by Delta Capital Technologies.

5. All or part of the amounts payable under paragraphs 3 and 4 hereof may be subject to the federal Goods and Services Tax ("tax"). Where tax is applicable, an additional amount equal to the amount of tax owing thereon will be charged to the Company.

6. Delta Capital Technologies would, subject to confidentiality considerations (which will be in Delta Capital Technologies's sole discretion), arrange for Traction Capital to have such timely access to the respective directors, officers, employees, independent auditors and other consultants and corporate information of Delta Capital Technologies as we may reasonably require or deem appropriate in carrying out our engagement.

7. The Company hereby agrees to indemnify Traction Capital its officers directors and employees and said Indemnity shall be in addition to and not in substitution for, any liability which the Company or any other party may have to us or other parties may have apart from such Indemnity.

8. We and each of our directors, officers, employees and agents will keep strictly confidential and will use only for the purpose of performing our obligations hereunder all information, whether written or oral, acquired from the Company, its agents and advisors in connection with our work hereunder except information that was made available to the public prior to our engagement or that thereafter becomes available to the public other than through a breach by us of our obligations hereunder.

If the foregoing is in accordance with your understanding, please indicate your agreement to the above terms and conditions by signing the enclosed copy of this letter and returning it to us.

Yours very truly,

TRACTION CAPITAL

By:   /s/ Jeff Dunphy
   --------------------------------------
      Jeff Dunphy

The foregoing is in accordance with our understanding and is accepted and agreed
to by us this (           day of March, 2000)

Per:  /s/ Paul Davis
   --------------------------------------
      Paul Davis - President
      DELTA CAPITAL TECHNOLOGIES INC.